

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2008 RESULTS

ROCHESTER, NY, NOVEMBER 5, 2008 – Home Properties (NYSE:HME) today released financial results for the third quarter ending September 30, 2008. All results are reported on a diluted basis.

"Operating results for the third quarter remained positive, despite the challenging economic environment," said Edward J. Pettinella, Home Properties President and Chief Executive Officer. "Despite deteriorating economic conditions, net operating income growth was 2.6% from the year-ago quarter, Funds from Operations per share increased 2.4%, and occupancy at 95.1% was the highest level since 2000. Our core business strategy and geographic footprint continued to provide a good defense in a turbulent environment."

Earnings per share ("EPS") for the quarter ended September 30, 2008 was $0.23, compared to $0.84 for the quarter ended September 30, 2007. The decrease is primarily attributable to a $27.9 million (before the allocation of minority interest), or $0.59 per share, gain on sale of real estate in the third quarter of 2007. EPS for the nine months ended September 30, 2008 was $1.31, compared to $1.25 for the nine months ended September 30, 2007. The year-over-year increase of $0.06 per share is primarily attributable to a non-cash charge of $1.9 million in 2007, resulting from costs associated with the initial offering of the Series F Preferred Shares, which were redeemed.

For the quarter ended September 30, 2008, Funds From Operations ("FFO") was $39.0 million, or $0.86 per share, compared to $39.5 million, or $0.84 per share, for the quarter ended September 30, 2007, which equates to a 2.4% increase. FFO for the nine months ended September 30, 2008 was $2.55 per share, compared to $2.42 in the year-ago period. Excluding the effects of the $1.9 million charge related to the Series F Preferred Share redemption in the first quarter of 2007, Operating FFO for the nine months ended September 30, 2007 was $2.46. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Third Quarter Operating Results

For the third quarter of 2008, same-property comparisons (for 110 "Core" properties containing 35,188 apartment units owned since January 1, 2007) reflected an increase in total revenue of 3.4%, compared to the same quarter a year ago. Net operating income ("NOI") increased by 2.6% from the third quarter of 2007. Property level operating expenses increased by 4.6% for the quarter, primarily due to increases in repairs and maintenance, and legal and professional expense, which were partially offset by a reduction in property insurance.

Average physical occupancy for the Core properties was 95.1% during the third quarter of 2008, compared to 95.0% during the third quarter of 2007. Average monthly rental rates, including utility reimbursements, increased 3.3% compared to the year-ago period. The 3.3% increase in rental rates, less a 0.3% decrease in economic occupancy, produced 3.0% growth in rental revenue. Increases in other income increased growth in total property revenue to 3.4%.

On a sequential basis, compared to the 2008 second quarter results for the Core properties, base rental revenue (excluding utility reimbursement) was up 0.7% in the third quarter of 2008, expenses were up 2.3%, and net operating income was down 1.8%. Average physical occupancy held steady at 95.1% and total revenue, including utility reimbursements, was 0.1% lower. The rental revenue decrease in the third quarter compared to the second quarter was due to the typical seasonality from lower heating cost reimbursements. The expense increase was mainly due to higher repairs and maintenance.

Physical occupancy for the 1,757 apartment units acquired/developed between January 1, 2007 and September 30, 2008 (the "Recently Acquired Communities") averaged 92.7% during the third quarter of 2008.

Year-to-Date Operating Results

For the nine months ended September 30, 2008, same-property comparisons for the Core properties reflected an increase in total revenue of 3.2%, resulting in a 3.6% increase in net operating income compared to the first nine months of 2007. Property level operating expenses increased by 2.7%, primarily due to increases in repairs and maintenance, real estate taxes and trash removal costs, which were partially offset by a reduction in natural gas heating costs.

Average physical occupancy for the Core properties was 95.0% during the first nine months of 2008, up from 94.8% a year ago, with average monthly rents, including utility reimbursements, rising 3.0%.

Acquisitions and Dispositions

There were no acquisitions during the 2008 third quarter. Subsequent to the end of the quarter, on October 29, 2008, the Company acquired Saddle Brooke Apartments, a 468-unit apartment community located in Cockeysville, Maryland for $51.5 million, including closing costs, which equates to approximately $110,000 per apartment unit. Consideration for the purchase included the assumption of two existing mortgages. The first mortgage totaled $28.7 million (fair market value of $27.5 million) at a fixed interest rate of 4.87% maturing on November 1, 2013. The second mortgage totaled $3.3 million at a fixed rate of 6.12% maturing on November 1, 2013. The balance of the purchase price was in cash. The weighted average first year capitalization rate projected on this acquisition is 6.7% after allocating 3% of rental revenues for management and overhead expenses and before normalized capital expenditures.

There were no dispositions during the 2008 third quarter. Amounts included in discontinued operations are the residual settlement items associated with first quarter 2008 dispositions.

Subsequent to the end of the quarter, on October 15, 2008, the Company sold Village Square Apartments, with a total of 128 units, in Philadelphia, Pennsylvania for $13.1 million. A gain on sale of approximately $6.9 million, before the allocation of minority interest, will be recorded in the fourth quarter related to this sale. The weighted average first year capitalization rate projected on this disposition is 6.5%.

Capital Markets Activities

As of September 30, 2008, the Company's ratio of debt-to-total market capitalization was 46.1% (based on the September 30, 2008 closing stock price of $57.95 to determine equity value), with $68.5 million outstanding on its $140 million revolving credit facility and $5.4 million of unrestricted cash on hand. Total debt of $2.2 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately six years. Approximately 94.4% of total indebtedness is at fixed rates. Interest coverage averaged 2.3 times during the third quarter and the fixed charge ratio averaged 2.2 times for the quarter.

The Company did not repurchase any common shares during the third quarter of 2008. As of September 30, 2008, the Company has Board authorization to buy back up to 2,291,160 additional shares of its common stock or Operating Partnership Units.

Subsequent to the end of the quarter, on October 31, 2008, the Company repurchased $18 million face value of its Exchangeable Senior Notes for $13.9 million in a privately negotiated transaction. A gain on debt extinguishment of approximately $3.9 million will be recorded in the fourth quarter. After fees and other accruals, this transaction adds $0.07 per share to the FFO run rate for the fourth quarter.

Outlook

For 2008, the Company has increased its prior guidance based on lower actual third quarter results compared to the original range of guidance and higher results now expected for the fourth quarter and now expects FFO per share to be between $3.44 and $3.48 per share, which will produce FFO per share growth of 7.4% to 8.7% when compared to 2007 results. This guidance range reflects management's current assessment of economic and market conditions.

The guidance for the fourth quarter of 2008 has been increased and is expected to be between $0.89 and $0.93.

Supplemental Information

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

Third Quarter Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:30 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through November 12, 2008, by dialing 800-633-8284 or 402-977-9140 and entering 21354477. The Company webcast, which includes a slide presentation, will be available, live at 11:30 AM and archived by 1:00 PM, through the "Investors" section of the Web site, homeproperties.com, on the Investor Relations home page.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 118 communities containing 38,436 apartment units. Of these, 37,286 units in 116 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

Third Quarter Results:	Avg. Physical Occupancy[a]		3Q 2008	3Q 2008 vs. 3Q 2007 % Growth			
			Average Monthly Rent /	Base Rental	Total	Total	
	3Q 2008	3Q 2007	Occ Unit	Rates	Revenue	Expense	NOI
Core Properties[b]	95.1%	95.0%	$1,142	2.8%	3.4%	4.6%	2.6%
Acquisition Properties[c]	92.7%	NA	$1,043	NA	NA	NA	NA
TOTAL PORTFOLIO	95.0%	NA	$1,136	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD 2008	YTD 2008 vs. YTD 2007 % Growth			
			Average Monthly Rent /	Base Rental	Total	Total	
	YTD '08	YTD '07	Occ Unit	Rates	Revenue	Expense	NOI
Core Properties[b]	95.0%	94.8%	$1,131	2.8%	3.2%	2.7%	3.6%
Acquisition Properties[c]	93.7%	NA	$1,038	NA	NA	NA	NA
TOTAL PORTFOLIO	94.9%	NA	$1,126	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 110 properties with 35,188 apartment units owned throughout 2007 and 2008.

[c] Acquisition Properties consist of 6 properties with 1,757 apartment units acquired/developed subsequent to January 1, 2007.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	**2007**	**2008**	**2007**
Rental income	$ 119,030	$ 115,170	$354,293	$340,576
Property other income	9,394	7,927	31,915	27,901
Interest income	20	396	160	1,686
Other income	30	229	308	1,062
Total revenues	128,474	123,722	386,676	371,225
Operating and maintenance	53,006	49,792	161,121	153,529
General and administrative	5,948	6,159	18,788	17,630
Interest	29,944	29,200	88,858	88,314
Depreciation and amortization	29,287	27,385	86,552	80,791
Total expenses	118,185	112,536	355,319	340,264
Income from operations	10,289	11,186	31,357	30,961
Minority interest in Operating Partnership	(3,002)	(3,183)	(9,220)	(7,946)
Income from continuing operations	7,287	8,003	22,137	23,015
Discontinued operations				
Income (loss) from operations, net of minority interest	14	617	(901)	2,825
Gain on disposition of property, net of minority interest	-	19,995	21,070	19,747
Discontinued operations	14	20,612	20,169	22,572
Net Income	7,301	28,615	42,306	45,587
Preferred dividends	-	-	-	(1,290)
Redemption of preferred stock	-	-	-	(1,902)
Net income available to common shareholders	$ 7,301	$ 28,615	$ 42,306	$ 42,395
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 7,301	$ 28,615	$ 42,306	$ 42,395
Real property depreciation and amortization	28,666	27,453	84,824	82,623
Minority interest	3,002	3,183	9,220	7,946
Minority interest – income (loss) from discontinued operations	6	245	(375)	1,134
Gain on disposition of property, net of minority interest	-	(19,995)	(21,070)	(19,747)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	1,384	-
FFO - basic [1]	$ 38,975	$ 39,501	$116,289	$114,351

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	**2007**	**2008**	**2007**
FFO – basic	$ 38,975	$ 39,501	$ 116,289	$ 114,351
Preferred dividends - convertible preferred stock [2]	-	-	-	-
FFO – diluted	$ 38,975	$ 39,501	$ 116,289	$ 114,351
FFO – basic	$ 38,975	$ 39,501	$ 116,289	$ 114,351
Preferred dividends - convertible preferred stock [2]	-	-	-	-
Redemption of Series F Preferred stock	-	-	-	1,902
FFO - operating [4]	$ 38,975	$ 39,501	$ 116,289	$ 116,253
FFO – basic	$ 38,975	$ 39,501	$ 116,289	$ 114,351
Preferred dividends - convertible preferred stock [2]	-	-	-	-
Recurring non-revenue generating capital expenses	(7,202)	(7,155)	(21,638)	(21,482)
AFFO [5]	$ 31,773	$ 32,346	$ 94,651	$ 92,869
FFO – operating	$ 38,975	$ 39,501	$ 116,289	$ 116,253
Recurring non-revenue generating capital expenses	(7,202)	(7,155)	(21,638)	(21,482)
AFFO - operating	$ 31,773	$ 32,346	$ 94,651	$ 94,771
Weighted average shares/units outstanding:				
Shares – basic	31,884.1	33,382.4	31,914.7	33,222.5
Shares – diluted	32,395.0	33,973.1	32,357.4	33,951.8
Shares/units – basic [3]	45,049.0	46,710.4	45,221.7	46,611.7
Shares/units – diluted [3]	45,559.9	47,301.1	45,664.3	47,341.0
Per share/unit:				
Net income – basic	$0.23	$0.86	$1.33	$1.28
Net income – diluted	$0.23	$0.84	$1.31	$1.25
FFO – basic	$0.87	$0.85	$2.57	$2.45
FFO – diluted	$0.86	$0.84	$2.55	$2.42
Operating FFO – diluted, before preferred stock redemption [4]	$0.86	$0.84	$2.55	$2.46
AFFO [5]	$0.70	$0.68	$2.07	$1.96
Operating AFFO – before preferred stock redemption [4] [5]	$0.70	$0.68	$2.07	$2.00
Common Dividend paid	$0.66	$0.65	$1.98	$1.95

[2] There was no convertible preferred stock outstanding during the periods presented.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $780 and $760 per apartment unit in 2008 and 2007, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	September 30, 2008	December 31, 2007
Land	$ 507,022	$ 510,120
Construction in progress, including land	88,058	54,069
Buildings, improvements and equipment	3,167,383	3,115,966
	3,762,463	3,680,155
Accumulated depreciation	(619,010)	(543,917)
Real estate, net	3,143,453	3,136,238
Cash and cash equivalents	5,414	6,109
Cash in escrows	27,883	31,005
Accounts receivable	11,457	11,109
Prepaid expenses	17,516	15,560
Deferred charges	11,393	12,371
Other assets	7,115	4,031
Total assets	$ 3,224,231	$3,216,423
Mortgage notes payable	$ 1,975,000	$1,986,789
Exchangeable senior notes	200,000	200,000
Line of credit	68,500	2,500
Accounts payable	23,231	18,616
Accrued interest payable	12,968	10,984
Accrued expenses and other liabilities	30,204	27,586
Security deposits	22,354	22,826
Total liabilities	2,332,257	2,269,301
Minority interest	259,057	279,061
Stockholders' equity	632,917	668,061
Total liabilities and stockholders' equity	$ 3,224,231	$3,216,423
Total shares/units outstanding:		
Common stock	32,219.1	32,600.6
Operating partnership units	13,009.3	13,446.9
	45,228.4	46,047.5

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237